BB


PROCESSING
RECEIVED
SEP - 2 2003
SEC MAIL
SECTION
188
WASH., D.C.

SECURIT  ISSION

03051975

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

9-3

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 051876 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RETIREMENT RESOURCES INVESTMENT CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 CORPORATE PLACE
(No. and Street)

PEABODY (City) MA (State) 01960 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES PHILLIPS 978-536-9000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY, (City) (State) 03053 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, JAMES PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RETIREMENT RESOURCES INVESTMENT CORPORATION, as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


PATRICK P. MCGINN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 6, 2006

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RETIREMENT RESOURCES INVESTMENT CORPORATION

## FINANCIAL STATEMENTS

## JUNE 30, 2003

STEPHEN J. SUSSMAN
*Certified Public Accountant*
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

## Independent Auditor's Report

To the Board of Directors of
Retirement Resources Investment Corporation
Peabody, Massachusetts

We have audited the accompanying statement of financial condition of Retirement Resources Investment Corporation (the Company) as of June 30, 2003 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Resources Investment Corporation as of June 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 26, 2003

# RETIREMENT RESOURCES INVESTMENT CORPORATION

## STATEMENT OF FINANCIAL CONDITION

### JUNE 30, 2003

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 9,424 |
| Receivables from broker-dealers and clearing organizations | 22,069 |
| Other receivables | - |
| Prepaid expenses | 5,523 |
| Deposit with clearing organization | 15,000 |
| Other deposits | 10,000 |
| Furniture and equipment, at cost less, accumulated depreciation of $10,284 | 8,004 |
| Not readily marketable securities, at estimated fair value | 24,115 |
| Total assets | $ 94,135 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Accounts payable, accrued expenses, and other liabilities | $ 15,919 |
| Sub-lease deposit | 1,645 |
| Total liabilities | 17,564 |
| Stockholder's equity: | |
| Common stock, no par value, shares authorized 200,000; 10,000 issued and outstanding shares | 1,000 |
| Additional paid-in capital | 55,880 |
| Retained earnings | 19,691 |
| Total stockholder's equity | 76,571 |
| Total stockholder's equity and liabilities | $ 94,135 |

**RETIREMENT RESOURCES INVESTMENT CORPORATION**

**STATEMENT OF INCOME**

**FOR THE YEAR ENDED JUNE 30, 2003**

| | |
|---|---|
| Revenues: | |
| Commissions | $ 305,743 |
| Interest and dividends | 7,109 |
| Other income | 34,143 |
| Unrealized loss on not readily marketable securities | (19,485) |
| | 327,510 |
| Expenses: | |
| Employee compensation and benefits | 283,549 |
| Floor brokerage, exchange, and clearance fees | 10,247 |
| Communications | 4,862 |
| Occupancy | 34,976 |
| Taxes, other than income taxes | 624 |
| Other operating expenses | 31,772 |
| | 366,030 |
| Net income (loss) | $ (38,520) |

The accompanying notes are an integral part of these financial statements.

RETIREMENT RESOURCES INVESTMENT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2003

| | Common Stock | Additional Paid In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at July 1, 2002 | $ 1,000 | $ 55,880 | $ 58,211 | $ 115,091 |
| Net income (loss) | - | - | (38,520) | (38,520) |
| Balance at June 30, 2003 | $ 1,000 | $ 55,880 | $ 19,691 | $ 76,571 |

The accompanying notes are an integral part of these financial statements.

## RETIREMENT RESOURCES INVESTMENT CORPORATION

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED JUNE 30, 2003

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income (loss) | | $ (38,520) |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Depreciation | $ 2,955 | |
| Unrealized loss on not readily marketable securities | $ 19,485 | |
| (Increase) decrease in operating assets: | | |
| Decrease in receivable from broker-dealers | 19,393 | |
| Decrease in other receivables | 2,518 | |
| Increase in prepaid expenses | (5,523) | |
| Increase (decrease) in operating liabilites: | | |
| Increase in accounts payable, accrued expenses | 1,422 | |
| Total adjustments | | 40,250 |
| Net cash provided by operating activities | | 1,730 |
| Cash flows from investing activities: | | |
| Purchase of furniture and equipment | | (1,213) |
| Cash flows from financing activities: | | |
| None | | - |
| Net decrease in cash | | 517 |
| Cash at beginning of the year | | 8,907 |
| Cash at end of the year | | $ 9,424 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

| | |
|---|---|
| Cash paid during the year for: | |
| Interest payments | $ - |
| Income tax payments | $ - |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

RETIREMENT RESOURCES INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003

## NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

**Organization and Nature of Business**

The Company was incorporated in Massachusetts on April 15, 1999. It serves as a broker/dealer in securities and provides retirement services to its clients. Related commission revenue and expenses are recorded on a trade date basis.

**Fixed Assets**

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended June 30, 2003, depreciation expense was $2,955.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Not Readily Marketable Securities**

Securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At June 30, 2003, these securities at estimated fair values consist of the equities valued at $24,115.

## NOTE 2- INCOME TAXES

The company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level.

## NOTE 3- 401(K) PROFIT SHARING PLAN

The Company has a qualified 401(k) profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution is determined by the Management and is limited to amounts allowed under provisions of the Internal Revenue Code. The contributions to the plan were $5,865 for the year ended June 30, 2003.

## NOTE 4- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $15,798 at June 30, 2003, which exceeded required net capital of $5,000 by $10,798. The ratio of aggregate indebtedness to net capital at June 30, 2003 was 111.2%.

## NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to operating leases for office space and office equipment. Approximate future minimum lease payments of all non-cancelable operating leases for the next four years is as follows:

| | |
|---|---|
| 2004 | 29,395 |
| 2005 | 29,750 |
| | $59,145 |

Rent expense for the office space for the fiscal year 2003 was $28,712.

## NOTE 6- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

# RETIREMENT RESOURCES INVESTMENT CORPORATION

## SUPPLEMENTARY SCHEDULES

## FOR THE YEAR ENDED JUNE 30, 2003

## SCHEDULE I

## RETIREMENT RESOURCES INVESTMENT CORPORATION

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

## JUNE 30, 2003

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 76,571 |
| Total nonallowable assets from statement of financial condition | (60,753) |
| Net capital before haircuts on securities positions | 15,818 |
| Haircuts on securities | (20) |
| Net capital | $ 15,798 |
| Aggregate indebtedness: | |
| Total A.I. liabilities from statement of financial condition | $ 17,564 |
| Total aggregate indebtedness | $ 17,564 |
| Percentage of aggregate indebtedness to net capital | 111.2% |
| Computation of basic net capital requirement: | |
| Minimum net capital required (6-2/3% of A.I.) | $ 1,171 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 10,798 |
| Excess net capital at 1000% | $ 14,042 |

## RETIREMENT RESOURCES INVESTMENT CORPORATION

## RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
## (X-17A-5)
## AT JUNE 30, 2003

## SCHEDULE I (CONTINUED)

| | FOCUS REPORT - PART IIA QUARTER ENDED June 30, 2003 | ADJUSTMENTS | ANNUAL FINANCIAL STATEMENTS AT June 30, 2003 |
|---|---|---|---|
| COMPUTATION OF NET CAPITAL | | | |
| Total ownership equity from statement of financial condition | $ 88,492 | $ (11,921) | $ 76,571 |
| Deductions and/or charges: | | | |
| Total nonallowable assets from statement of financial condition | 68,868 | (8,115) | 60,753 |
| Haircuts on securities | 20 | - | 20 |
| Total deductions | 68,888 | (8,115) | 60,773 |
| Net capital | $ 19,604 | $ (3,806) | $ 15,798 |

## SCHEDULE II

## RETIREMENT RESOURCES INVESTMENT CORPORATION

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

## JUNE 30, 2003

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

## SCHEDULE III

## RETIREMENT RESOURCES INVESTMENT CORPORATION

## SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

## JUNE 30, 2003

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

# SCHEDULE IV

## RETIREMENT RESOURCES INVESTMENT CORPORATION

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

## JUNE 30, 2003

Retirement Resources Investment Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
*Certified Public Accountant*

12 PARMENTER ROAD | LONDONDERRY, NH 03053 | TEL. (603) 437-1910
FAX (603) 437-3676

**Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5**

Board of Directors
Retirement Resources Investment Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Retirement Resources Investment Corporation, (the Company), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 26, 2003